SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Trinseo PLC
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G9059U107
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. G9059U107	SCHEDULE 13G	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS
NUT TREE CAPITAL MANAGEMENT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. G9059U107	SCHEDULE 13G	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS
NUT TREE CAPITAL MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. G9059U107	SCHEDULE 13G	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS
JARED R. NUSSBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,500,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,500,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. G9059U107	SCHEDULE 13G	Page 5 of 9 Pages
Item 1(a).	Name of Issuer:

Trinseo PLC (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

440 East Swedesford Road, Suite 301, Wayne, PA 19087

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Nut Tree Capital Management, LP (“Nut Tree Capital Management”);
ii)	Nut Tree Capital Management GP, LLC (“Nut Tree Capital Management GP”); and
iii)	Jared R. Nussbaum (“Mr. Nussbaum”).

This Statement relates to Shares (as defined herein) held by Nut Tree Master Fund, LP (“Nut Tree Master Fund”). Nut Tree Capital Management serves as investment adviser to Nut Tree Master Fund. Nut Tree Capital Management GP serves as a general partner of Nut Tree Capital Management. Mr. Nussbaum serves as Chief Investment Officer and managing partner of Nut Tree Capital Management, and is the sole member of Nut Tree Capital Management GP.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 55 Hudson Yards, 22nd Floor, New York, NY 10001.

Item 2(c).	Citizenship:

i)	Nut Tree Capital Management is a Delaware limited partnership;
ii)	Nut Tree Capital Management GP is a Delaware limited liability company; and
iii)	Mr. Nussbaum is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

G9059U107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),Check Whether the Person Filing is a:

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. G9059U107	SCHEDULE 13G	Page 6 of 9 Pages
Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of 3,500,000 Shares held by Nut Tree Master Fund.

Item 4(b).	Percent of Class:

As of September 30, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.9% of Shares outstanding. (There were approximately 35,400,000 Shares outstanding as of September 30, 2024, according to the Issuer’s quarterly report on Form 10-Q, filed November 7, 2024.)

Item 4(c).	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,500,000
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,500,000

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Nut Tree Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G9059U107	SCHEDULE 13G	Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUT TREE CAPITAL MANAGEMENT, LP

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, Chief Investment Officer and managing partner

NUT TREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, sole member

JARED R. NUSSBAUM

	By:	/s/ Jared R. Nussbaum

November 14, 2024

CUSIP No. G9059U107	SCHEDULE 13G	Page 8 of 9 Pages
EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9

CUSIP No. G9059U107	SCHEDULE 13G	Page 9 of 9 Pages
EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Trinseo PLC, dated as of November 14, 2024 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

NUT TREE CAPITAL MANAGEMENT, LP

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, Chief Investment Officer and managing partner

NUT TREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jared R. Nussbaum
Jared R. Nussbaum, sole member

JARED R. NUSSBAUM

	By:	/s/ Jared R. Nussbaum

November 14, 2024